

October 30, 2014

<u>Via E-mail</u>
John H. Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

     Re: **Sequoia Mortgage Trust 2013-2**
              Sequoia Mortgage Trust 2013-3
              Forms 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 28, 2014
              Supplemental Response
              Filed October 17, 2014
              File Nos. 333-179292-07 and 333-179292-08

Dear Mr. Isbrandtsen:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K of Sequoia Mortgage Trust 2013-2</u>
<u>Supplemental Response Dated October 17, 2014</u>

<u>Servicer Assessment of PHH Mortgage Corporation</u>
<u>Exhibit 33.2 to Form 10-K for the Sequoia Mortgage Trust 2013-2</u>

1. We note your explanation in response to comment 2 from our letter dated September 22, 2014. Please confirm that future filings identifying a material instance of noncompliance with the servicing criteria set forth in Item 1122(d) will provide disclosure, similar to what you have provided in your supplemental response, to address the following:

- the extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;
- any material impacts or effects as a result of the material instance of noncompliance that have affected or that may reasonably be likely to affect pool asset performance, servicing of the pool assets, or payments or expected payments on the asset-backed securities; and
- whether, and if so, how, the servicer has remediated or plans to remediate the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

2. In addition to providing confirmation as requested above, please file your amended Form 10-K with the revised language proposed in your correspondence dated October 17, 2014, so that we may complete our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Andrew P. Stone, Esq.
        Redwood Trust, Inc.

        Phillip Pollock, Esq.
        Weintraub Tobin Chediak Coleman Grodin Law Corporation